Exhibit 4

Ned L. Sherwood

4731 North Highway A1A, Suite 213

Vero Beach, FL 32963

Tel: (772) 226-7923

Fax: (772) 231-0207

December 17, 2013

The Board of Directors

Barnwell Industries

1100 Alakea Street, Suite 2900

Honolulu, HI 96813

To the Board:

As you know from my filings at the Securities and Exchange Commission, I am a long term shareholder of Barnwell Industries common stock. I own approximately 10.5% of the Company, and I am deeply concerned by the operations and governance of the Company.

In my last letter, dated June 11, 2013, I pointed out several disturbing practices at the Company and offered some suggestions on how to take immediate actions to stop the ongoing value destruction at the Company. For example, I believe that salaries should be reduced immediately in the C-suite and that any future pay should be linked to operating metrics and stock price performance. Furthermore, the Board should institute a mandatory retirement age in order to bring in new expertise and create some urgency for enhancing value to all shareholders. As I pointed out, the Board has overseen zero appreciation in nearly 25 years, and publicly available information strongly suggests that the Kinzlers are using this Company as their personal piggy bank.

My letter today is to voice my continued concern about the Company’s horrendous operational performance, its lack of even a semblance of good governance practices, and its disastrous stock performance.

Let’s start with the facts:

•	Over the past five years, Barnwell’s stock price has declined approximately 86% while the S&P 500 has risen 66% in the comparable time period.

•	Barnwell’s annual natural gas production has declined steeply each year since 2009.

•	Barnwell’s foray into luxury residential development has resulted in losses, continued write-offs and increased debt. Despite these noticeably poor results, management has decided, within the last weeks, to make a further investment in this area!!

•	Barnwell’s contract drilling business has seen its revenues drop approximately 66% over the past five years and has turned into a perennial money loser.

Now let’s look at some of what I believe are the reasons:

•	The Barnwell Board has rewarded executives in the C-suite with excessive salaries and continued raises over the past ten years irrespective of performance.

•	The Board has allowed the pension and other retirement obligations to employees to balloon to over $9 million when the majority of the staff located in Canada is not even included in the plan! One could certainly surmise that the overwhelming majority of this obligation is owed to the CEO, his son the President, and the CFO.

•	The Barnwell Board has numerous conflicts of interest. Some of the so called “independent” members serve as personal lawyers for large shareholders. Others so called “independents” also act as accountants for the Company. The Company even does accounting work for two large shareholders at apparently no charge! None of the conflicts are adequately disclosed.

Now let’s look at the Company’s governance:

•	The Board totals ten people when the entire company has only 41 full-time employees.

•	The Non-Employee directors have been paying themselves nearly $250,000 combined, per year.

•	Over the years, the Board has allowed dubious transactions with directors and their families.

•	The so-called “independent” members of the Board own only approximately 75,000 shares of stock (0.9% of the shares outstanding) despite a combined 78 years of service on the Board!

•	The Board has barely any experience in exploration and production for oil and gas.

•	The Board has three insiders and six lawyers and only one geologist.

Finally, let us look at the Kinzlers’ family history of nepotism and what certainly appears to be their ongoing looting of the Company:

•	Morton Kinzler brought his son Alex into the Company directly from law school in 1984. Without any other apparent business experience except for his years at the Company, Alex was promoted to President in 2002. During his tenure at the Company as an apprentice, there has been zero value creation. In his tenure as President, the stock is down from $20.10 on 12/31/2002 to $3.02 on 12/16/2013—a decline of approximately 85%.

•	In fact, Alex is more than the President. In a Pacific Business News article dated April 9, 2006, Alex was interviewed and the article states that his father Morton was no longer active in the day to day business. Since that article, the stock is down from $21.75 to $3.02—a decline of over 85%.

•	Morton Kinzler is still called the CEO and receives from the Company a salary and perks of nearly $1 million per year although he lives more than 4000 miles from Company facilities.

•	Morton Kinzler has also employed his daughter at the Company in the past and also paid her a severance when she left.

•	The Company owns an apartment in New York City that I estimate is worth nearly $4 million. Despite being told by Alex that it was a “company office,” I have discovered it is a residential building where offices are not allowed. Furthermore, I discovered a lawsuit where Morton Kinzler declared it was his sole residence. It appears that Morton has lived there rent-free on the company dime since at least 1977!

It has been several months since my initial Schedule 13D filing and letter. Just last week Barnwell reported horrible results again, and it appears there has been no positive changes to the operations. It seems as if the looting, nepotism, and ineffective corporate governance practices at the Company continue. The Board has a fiduciary duty to shareholders and, with six lawyers among the board members, there can no doubt the Board is well aware of the importance of their fiduciary duties. Nonetheless, the Board has been utterly complacent, if not completely complicit, in the Kinzler family’s complete mismanagement of the Company and destruction of shareholder value. I will be making a books and record request to explore more fully, among other things, the Board’s role in these troubling matters.

The horrible results of the Company speak for themselves. I believe the Board should now speak to shareholders and explain the following:

•	Why does the Board compensate Morton Kinzler as CEO when he is apparently “no longer in charge of day to day operations”?

•	Why did Alex Kinzler receive nearly continuous raises when he apparently oversaw a disastrous entry into real estate development, amongst other missteps?

•	Why does Russ Gifford get paid so much when he has been president of the water drilling business that has seen a 66% decline in revenues?

•	What are comparable salaries of CEOs, Presidents, and CFOs at companies with $25mm market caps which are losing money from operations?

•	Why does the Board allow pension and other retirement obligations to skyrocket when results are plummeting?

•	Why does the Company have a $4 million asset in New York City when the closest operations are thousands of miles away in Western Canada and Hawaii?

Many shareholders have communicated with me since my last letter, yet I see no action being taken. Here are some suggestions for the Board:

•	Immediate reduction in the salaries of the President and CFO to $350k COMBINED.

•	Freezing the pension plan of the CEO, CFO, and President.

•	Implement a retirement age of 70.

•	Reconstitute the Board with experts in E&P, luxury residential real estate, and experience in asset allocation.

•	Sell the New York City apartment.

I plan to follow up this letter with a books and record request. Additionally, I urge all shareholders to write to the Board and request their individual resignations at a minimum. It is well past due for major changes at Barnwell.

Sincerely,

/s/ Ned L. Sherwood

Ned L. Sherwood